February 28, 2017
BY EDGAR SUBMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:    Ms. Melissa Raminpour, Accounting Branch Chief

Re:     Cimpress N.V.
Form 10-K for the Fiscal Year Ended June 30, 2016
Filed August 12, 2016
File No. 000-51539
Ladies and Gentlemen:
Cimpress N.V. submits this letter in response to the comments regarding the above referenced filing contained in your letter dated February 16, 2017. For your reference, the comments are reproduced in italics with our response set forth below in standard type.
Form 10-K for the Fiscal Year Ended June 30, 2016
Non-GAAP Financial Measure, page 46

1.
Your disclosure states that Adjusted net operating profit after tax (NOPAT) is the primary metric by which you measure consolidated financial performance and that it is intended to supplement investors’ understanding of your operating results. Item 10(e)(1)(i)(C) of Regulation S-K requires a statement disclosing the reasons why you believe that the presentation of a non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations, not how your management uses the information. Please revise your discussion to provide a more detailed description of how your non-GAAP measures are useful to investors. Please provide us with your proposed revised disclosure. We have similar concerns regarding your disclosure for non-GAAP measures presented in your earnings releases.

Response:
We respectfully acknowledge the Staff's comment, and beginning with our Form 10-Q and earnings release for the quarter ending March 31, 2017 and in future filings, we will include additional disclosure by adding the sample language underlined below:
Non-GAAP Financial Measure
Adjusted net operating profit after tax (NOPAT) presented below is a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. This metric is the primary metric by which we measure our consolidated financial performance and is intended to supplement investors' understanding of our operating results. Adjusted NOPAT is defined as GAAP operating income excluding certain items such as acquisition-related amortization and depreciation, expense recognized for earn-out related charges, including the change in fair value of contingent consideration and compensation expense related to cash-based earn-out mechanisms dependent upon continued employment, share-based compensation related to investment consideration, certain impairment expense and restructuring charges. The interest expense associated with our Waltham lease, as well as realized gains (losses) on currency forward contracts that do not qualify for hedge accounting, are included in adjusted NOPAT.
This non-GAAP financial measure is provided to enhance investors' understanding of our current operating results from the underlying and ongoing business for the same reasons it is used by management. For example, as we have become more acquisitive over recent years we believe excluding the costs related to the purchase of a business (such as amortization of acquired intangible assets, contingent consideration, or impairment of goodwill)

provides further insight into the performance of the underlying acquired business in addition to that provided by our GAAP operating income. As another example, as we do not apply hedge accounting for our currency forward contracts, we believe inclusion of realized gains and losses on these contracts that are intended to be matched against operational currency fluctuations provides further insight into our operating performance in addition to that provided by our GAAP operating income. We do not, nor do we suggest that investors should, consider such non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP.

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies, page 59

Goodwill, page 62

2.
Beginning in the fourth quarter of fiscal 2016, you changed your annual goodwill impairment testing date from January 1st to May 31st of each fiscal year. Please explain to us why a preferability letter from your independent registered public accountants was not provided as an exhibit. Refer to ASC 250-10-S99-4 and Item 601(B)(18) of Regulation S-K.

Response:
During the fourth quarter of fiscal 2016, we changed our annual impairment test date to better align with our annual budget and capital allocation cycles, which are used as material inputs into the associated analysis of impairment. We considered and documented whether the change in accounting principle would require a preferability letter from our independent registered public accountants and concluded that the change in test date does not represent a material change to a method of applying an accounting principle, even though goodwill is material to our consolidated financial statements. We are required to perform our goodwill impairment test at least annually or when triggering events exist and the change in test date did not delay or change the timing of an impairment charge. We performed an additional goodwill impairment test upon making the change in our test date to ensure we continue to meet this requirement. We also note that the change in our annual impairment test date was prominently disclosed in Note 2, page 62 of the Form 10-K.

Note 14. Income Taxes, page 91

3.
Please explain why the tax rate differential on non-U.S. earnings increased to 35.7% for the year ended June 30, 2016 and if you considered updating your disclosure of the range of applicable tax rates in your significant tax jurisdictions.

Response:
The tax rate differential on non-U.S. earnings increased to 35.7% for the tax year ended June 30, 2016 from 23.8% for the previous year, primarily due to a decrease in consolidated pre-tax income. The decrease in consolidated pre-tax income was primarily due to a goodwill impairment charge of $30.8 million recognized in fiscal 2016, as discussed in Note 9, page 84 of the Form 10-K. The increase in the rate differential on non-U.S. earnings results from a change in the mix of foreign income, with significantly less income earned in higher taxed jurisdictions in fiscal 2016 due to a goodwill impairment charge. If the goodwill impairment charge were excluded from fiscal 2016 results, the tax rate differential on non-U.S. earnings for fiscal 2016 would have been 24.5%, compared to 23.8% for the previous year.
We believe the range of applicable tax rates in our significant tax jurisdictions was sufficiently disclosed in the Form 10-K, and it appropriately reflects the tax rates in effect for fiscal 2016 in the specified jurisdictions. Below is an excerpt from Note 14, page 92 of the Form 10-K discussing the applicable tax rates:
"Our effective tax rate for all periods presented is below the U.S. federal statutory rate of 35% primarily as a result of the majority of our pretax income being earned in jurisdictions outside the U.S. where the applicable tax rates are lower than the U.S. federal statutory rate. The jurisdictions that have the most significant impact to our non-U.S. tax provision include Australia, Canada, France, Germany, Italy, the Netherlands, Spain and Switzerland. The applicable tax rates in these jurisdictions range from 10% - 34%. The total tax rate benefit from operating in

non-U.S. jurisdictions is included in the line “Tax rate differential on non-U.S. earnings” in the above tax rate reconciliation table."

Note 19. Quarterly Financial Data (unaudited), page 102

4.
During both fiscal years presented, the quarterly data shows significant fluctuation in the operating results between the quarters. Please revise your disclosure to discuss the nature of any unusual or infrequently occurring items that impacted your quarterly results of operations between the periods presented. Refer to Item 302(a)(3) of Regulation S-K.

Response:
We respectfully acknowledge the Staff's comment, and beginning with our Form 10-K for the fiscal year ending June 30, 2017 and in future annual filings, we will include additional disclosure to discuss any unusual or infrequently occurring items that impact our quarterly financial data disclosure. In our Form 10-K for the fiscal year ending June 30, 2017, we will include the following sample language as underlined for our fiscal 2016 results:

Year Ended June 30, 2016	First Quarter	Second Quarter (1)	Third Quarter (2)	Fourth Quarter
Revenue	$375,748	$496,274	$436,817	$479,205
Cost of revenue	157,283	197,571	197,365	222,786
Net income (loss)	10,022	58,991	(35,771)	17,169
Net income (loss) attributable to Cimpress N.V.	10,771	59,319	(32,671)	16,930
Net income (loss) per share attributable to Cimpress N.V.:
Basic	$0.33	$1.89	$(1.04)	$0.54
Diluted	$0.32	$1.81	$(1.04)	$0.51
_____________________
(1) Our second fiscal quarter includes the majority of the holiday shopping season and has historically accounted for a disproportionately high portion of our earnings for the year, primarily due to higher sales of home and family products such as holiday cards, calendars, photo books, and personalized gifts.
(2) Includes a goodwill impairment charge of $30,841 related to our Exagroup reporting unit.

Form 10-Q for Fiscal Quarter Ended December 31, 2016

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 30

5.
You disclose you expect to realize net operating expense savings as a result of targeted reductions in headcount starting in fiscal 2018. In future filings, please revise to quantify the estimated range of these savings on your future earnings and cash flows resulting from this exit plan. Please refer to SAB Topic 5.P.4.

Response:
We respectfully acknowledge the Staff's comment, and beginning with our Form 10-Q for the quarter ending March 31, 2017 and in future filings, we will include the following sample disclosure:

As part of our plan to restructure the company and implement organizational changes announced on January 25, 2017, we eliminated [X] positions, and reduced planned hiring in targeted areas. During the third quarter of fiscal 2017, we completed the majority of the planned changes, and we incurred an aggregate pre-tax restructuring charge of $[X] million. We expect to incur additional costs of $[X] million during the fourth quarter of fiscal 2017. We expect to realize annualized net operating expense savings of approximately $[X] - $[X] million and pre-tax cash flow from operations savings of approximately $[X] - $[X] million as a result of these reductions in headcount, targeted reduction of previously planned new hires and related non-compensation savings starting in fiscal 2018.

Form 8-K furnished on January 23, 2017

Exhibit 99.1

6.
Your computation of free cash flow differs from the typical calculation (cash flows from operating activities as presented in the statement of cash flows under GAAP, less capital expenditures). See Question 102.07 of the Non-GAAP Compliance and Disclosure Interpretations. Please explain why you calculate free cash flow in this manner. We may have further comments.

Response:
Our computation of free cash flow is defined as net cash provided by operating activities less purchases of property, plant and equipment, purchases of intangible assets not related to acquisitions, and capitalization of software and website development costs, plus payment of contingent consideration in excess of acquisition-date fair value and gains on proceeds from insurance. We believe our disclosures are sufficient and in line with the requirements outlined in Question 102.07 of the Non-GAAP Compliance and Disclosure Interpretations. We have disclosed in Exhibit 99.1 of Form 8-K, a clear description of how we calculate our free cash flow measure and a reconciliation of our free cash flow measure to the most directly comparable GAAP measure.

Our computation of free cash flow is intended to provide our investors a measure of our ability to generate cash flow after considering capital investments required to maintain or grow our business. In addition to the typical definition of free cash flow referred to in your letter, which is cash flow from operating activities less capital expenditures, we also subtract capitalization of software development costs and purchases of intangible assets as we view both of these cash outflows as substantially equivalent to capital expenditures. Our free cash flow calculation also includes proceeds from insurance specifically related to investing activities because these proceeds were received as reimbursement for the replacement of equipment damaged during an insurable event. While these proceeds are required to be presented separately in our statement of cash flows, we believe it would not be appropriate to include the replacement capital expenditures in free cash flow without the related reimbursement. Lastly, we add back acquisition-related contingent consideration payments, which are included in net cash provided by operating activities, because we believe they are material payments directly associated with the acquisition of a business rather than a reflection of the free cash flow generation of the underlying business.

In connection with this response, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please do not hesitate to contact me at your convenience at 781.652.6887.
Very truly yours,

/s/ Sean E. Quinn

Sean E. Quinn
Executive Vice President and Chief Financial Officer